THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

January 14, 2013

Ms. Maryse Mills-Apenteng
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	HDS International Corp.
Form S-1 Registration Statement
File No. 333-182573

RE:	Form 10-K for fiscal year ended 12-31-2011
File No. 000-53949

Dear Ms. Mills-Apenteng:

  In response to your letter of comments dated August 7, 2012 please be advised as follows:

General

1.           The interactive data has been provided.

2.           The disclosure you have requested has been provided.

Prospectus Cover Page

3.           The disclosure has been revised as requested.

4.           The revision requested has been made as requested.

5.           The revision requested has been made as requested.

Summary of Our Offering

The Offering

6.           The revision requested has been provided.

Risk Factors

General

7.           The disclosure you have requested has been provided.

8.           The risk factor requested has been provided.

Ms. Maryse Mills-Apenteng
Securities and Exchange Commission
RE:	HDS International Corp.
Form S-1 Registration Statement
File No. 333-182573
Form 10-K for fiscal year ended 12-31-2011
File No. 000-53949
January 14, 2013
Page 2

Use of Proceeds

9.           The Company's offering price per share has decreased.  Amount of the offering has decreased.  All of the amounts have been revised to reflect the new offering price.  The disclosure you have requested in comment no. 9 has been provided.

Plan of Distribution; Terms of the Offering

10.         The subscription agreement has been filed as an exhibit.

Business

11.         A review of the registration statement has been completed.  It accurately reflects the current status of the Company.

12.         Disclosure has been of the information you requested.

Employees

13.         Disclosure has been provided with respect to our full-time and part-time employees.

Management's Discussion and Analysis of the Financial Condition and Results of Operations

14.         Disclosure has been made with respect to the facility.

Principal and Selling Shareholders

15.         Disclosure of the natural persons who having voting and dispositive control over the various non-public entities has been provided.

16.         The information requested has been provided.

17.         The disclosure requested has been provided.

Certain Transactions

18.         The disclosure required by Item 404(d) of Regulation S-K has been updated.

Exhibit 5.1

19.         The legal opinion has been revised.

Ms. Maryse Mills-Apenteng
Securities and Exchange Commission
RE:	HDS International Corp.
Form S-1 Registration Statement
File No. 333-182573
Form 10-K for fiscal year ended 12-31-2011
File No. 000-53949
January 14, 2013
Page 3

20.         The legal opinion has been revised.

Item 17. Undertakings

21.         The undertakings have been revised.

22.         The undertakings have been revised.

Form 10-K

23.         Form 10-K has been revised and is filed concurrently herewith.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: HDS International Corp.